Exhibit 99.1

News Release

Stantec ends 2016 with 49.5% increase in gross revenue and announces 11% dividend increase

EDMONTON, AB; NEW YORK, NY (February 23, 2017) TSX; NYSE: STN

Stantec closed fiscal year 2016 with a 49.5% increase in gross revenue when compared to the end of 2015, primarily due to contributions from five strategic acquisitions completed in the year. The Company also achieved a 9.8% increase in EBITDA and a 15.5% increase in adjusted EBITDA year over year.

When comparing Q4 16 to Q4 15, gross revenue increased 74.7% mainly due to contributions from acquisitions completed in 2015 and 2016 and a 2.2% increase in organic revenue in the Infrastructure business operating unit. EBITDA increased 51.8%, and adjusted EBITDA increased 41.3% due to an increase in gross margin as a percentage of net revenue. Net income increased 16.2%; diluted earnings per share decreased 3.7%; and adjusted diluted earnings per share increased 2.9%.

Financial Summary
	Year ended December 31, 2016			Quarter ended December 31, 2016
(In millions of Canadian dollars, except per share amounts and %)	2016	2015	% Change	Q4 16	Q4 15	% Change
Gross revenue	$4,300.1	$2,877.2	49.5	$1,240.8	$710.4	74.7
Net revenue	$3,098.4	$2,373.7	30.5	$820.2	$567.4	44.6
EBITDA (1)	$336.3	$306.3	9.8	$82.9	$54.6	51.8
Adjusted EBITDA (1)	$352.3	$305.1	15.5	$83.8	$59.3	41.3
Net income	$130.5	$156.4	(16.6)	$29.4	$25.3	16.2
Diluted earnings per share	$1.22	$1.65	(26.1)	$0.26	$0.27	(3.7)
Adjusted diluted earnings per share (1)	$1.69	$1.84	(8.2)	$0.35	$0.34	2.9
Cash dividends declared per common share	$0.45	$0.42	7.1	$0.1125	$0.1050	7.1
(1) EBITDA, adjusted EBITDA, and adjusted diluted earnings per share are non-IFRS measures as defined in the Cautionary Statements section of this news release.

Annual results were primarily impacted by the acquisition of MWH Global, Inc. (MWH), the completion of a common share offering, and the renegotiation of Stantec’s credit facilities. Adjusted EBITDA for 2016 was affected by a decrease in gross margin as a percentage of net revenue. In addition, administrative and marketing expenses increased due to MWH-related acquisition costs, professional fees, integration-related administration labor expenses, severance costs, and retention and merit payments to retain key employees during integration periods following acquisitions. Net income and diluted earnings per share were impacted by increases in net interest expense, amortization of intangible assets, the number of shares outstanding, and a higher effective income tax rate.

The year 2016 was a history-making one for Stantec. In May, the Company completed its largest-ever acquisition—MWH. Complementing this were strategic acquisitions of four other companies: Bury Holdings, Inc.; VOA Associates, Inc.; Edwards & Zuck; and Architecture | Tkalcic Bengert. Each organization adds strength in key regions and sectors. In particular, the MWH acquisition greatly expands Stantec’s global reach, adds construction to its service offerings, and strengthens the Company’s work in infrastructure design, environmental services, and the water sector.

As of January 1, 2017, in recognition of MWH’s well-respected water infrastructure business and Stantec’s long history in the sector, Stantec created a new business operating unit: Water. “Water infrastructure design has been core to Stantec since we began. With the addition of MWH, we now offer top-tier design expertise to water clients around the world,” says Stantec president and CEO, Bob Gomes. “Creating a separate business operating unit for Water provides a higher level of leadership and visibility and positions us well for growth.”

Within Stantec’s existing Consulting Services business operating units, growth in 2016 was most significant in Infrastructure, Environmental Services, and Buildings, largely due to contributions from acquisitions. Infrastructure saw a gross revenue increase of 58.8% when comparing 2016 to 2015. Gross revenue for the Environmental Services business operating unit increased 12.4% in 2016 compared to 2015. The Buildings business operating unit achieved a 6.9% increase in gross revenue. Gross revenue for Energy & Resources remained stable year over year and increased by 23.0% when comparing Q4 16 to Q4 15.

The Infrastructure business operating unit grew organically by 3.7% in 2016, partly offsetting the organic revenue retraction in the Energy & Resources, Environmental Services, and Buildings business operating units. Overall, in 2016, organic gross revenue retracted by 5.6%.

Construction Services earned $645.2 million in gross revenue since the MWH acquisition on May 6, 2016.

Dividend

On February 22, 2017, Stantec declared a cash dividend of $0.125 per share—an increase of 11.1% over last quarter—payable on April 13, 2017, to shareholders of record on March 31, 2017.

Conference Call and Company Information

On Thursday, February 23, at 2:00 PM MST (4:00 PM EST), Stantec’s 2016 fourth quarter and year end conference call and slideshow presentation will be broadcast live and archived in their entirety in the Investors section of stantec.com. Participants wishing to listen to the call via telephone can dial in toll-free at 1-866-222-0265 (Canada and the United States) or 416-642-5209 (international). Please provide the operator with confirmation code 8719872.

Stantec’s Annual General Meeting of Shareholders will be held on Thursday, May 11, 2017, at 10:30 AM MDT (12:30 PM EDT) at Stantec Centre, 10160 – 112 Street NW, Edmonton, Alberta, Canada.

About Stantec

We’re active members of the communities we serve. That’s why at Stantec, we always design with community in mind.

The Stantec community unites approximately 22,000 employees working in over 400 locations across 6 continents. Our work—engineering, architecture, interior design, landscape architecture, surveying, environmental sciences, construction services, project management, and project economics, from initial project concept and planning through to design, construction, commissioning, maintenance, decommissioning, and remediation—begins at the intersection of community, creativity, and client relationships. With a long-term commitment to the people and places we serve, Stantec has the unique ability to connect to projects on a personal level and advance the quality of life in communities across the globe. Stantec trades on the TSX and the NYSE under the symbol STN. Visit us at stantec.com or find us on social media.

Cautionary Statements

Stantec’s EBITDA, adjusted EBITDA, and adjusted diluted earnings per share are non-IFRS measures. For a definition and explanation of non-IFRS measures, refer to the Critical Accounting Estimates, Developments, and Measures section of the Company’s 2016 Annual Report.

Certain statements contained in this news release constitute forward-looking statements. Forward-looking statements in this news release include, but are not limited to, statements regarding how strategic acquisitions completed in 2016 and a new business operating unit for Water position the Company for growth. Any such statements represent the views of management only as of the date hereof and are presented for the purpose of assisting the Company’s shareholders in understanding Stantec’s operations, objectives, priorities, and anticipated financial performance as at and for the periods ended on the dates presented and may not be appropriate for other purposes. By their nature, forward-looking statements require us to make assumptions and are subject to inherent risks and uncertainties.

We caution readers of this news release not to place undue reliance on our forward-looking statements since a number of factors could cause actual future results to differ materially from the expectations expressed in these forward-looking statements. These factors include, but are not limited to, the risk of an economic downturn, changing market conditions for Stantec’s services, and the risk that the acquisitions contemplated in this news release will not achieve anticipated results. Investors and the public should carefully consider these factors, other uncertainties, and potential events, as well as the inherent uncertainty of forward-looking statements, when relying on these statements to make decisions with respect to our Company.

For more information about how other material risk factors could affect results, refer to the Risk Factors section and Cautionary Note Regarding Forward-Looking Statements in our 2016 Annual Report. Stantec’s 40-F has been filed with the SEC, and you may obtain this document by visiting EDGAR on the SEC website at sec.gov. You may obtain our complete audited annual consolidated financial statements and associated Management’s Discussion and Analysis for the year ended December 31, 2016 (which form our 2016 Annual Report) by visiting EDGAR on the SEC website at sec.gov, on the CSA website at

sedar.com, or at stantec.com. Alternatively, you may obtain a hard copy of the 2016 Annual Report free of charge from our Investor Contact noted below.

Media Contact	Investor Contact
Stephanie Smith	Sonia Kirby
Stantec Media Relations	Stantec Investor Relations
Ph: 780-917-7230	Ph: 780-616-2785
stephanie.smith2@stantec.com	sonia.kirby@stantec.com

Design with community in mind

- Continued, Consolidated Statements of Financial Position and

Consolidated Statements of Income attached –

Consolidated Statements of Financial Position

(In thousands of Canadian dollars)	December 31 2016 $	December 31 2015 $

ASSETS
Current
Cash and cash equivalents	210,903	67,342
Cash in escrow	8,844	8,646
Trade and other receivables	806,417	570,577
Unbilled revenue	421,829	228,970
Income taxes recoverable	46,705	19,727
Prepaid expenses	62,253	29,022
Other financial assets	20,890	26,722
Other assets	4,679	386

Total current assets	1,582,520	951,392
Non-current
Property and equipment	213,931	158,085
Goodwill	1,828,061	966,480
Intangible assets	449,530	138,079
Investments in joint ventures and associates	9,220	4,467
Deferred tax assets	26,195	11,254
Other financial assets	160,056	111,479
Other assets	15,155	643

Total assets	4,284,668	2,341,879

LIABILITIES AND EQUITY
Current
Trade and other payables	718,197	352,199
Billings in excess of costs	201,766	109,159
Income taxes payable	1,795	-
Long-term debt	91,876	133,055
Provisions	36,011	22,878
Other financial liabilities	2,378	2,601
Other liabilities	20,795	12,162

Total current liabilities	1,072,818	632,054
Non-current
Long-term debt	928,586	232,301
Provisions	80,664	62,572
Net employee defined benefit liability	50,490	-
Deferred tax liabilities	79,592	21,256
Other financial liabilities	7,591	2,748
Other liabilities	88,427	67,688

Total liabilities	2,308,168	1,018,619

Shareholders’ equity
Share capital	871,822	289,118
Contributed surplus	18,736	15,788
Retained earnings	917,883	852,725
Accumulated other comprehensive income	167,287	165,629

Total shareholders’ equity	1,975,728	1,323,260

Non-controlling interests	772	-

Total liabilities and equity	4,284,668	2,341,879

Consolidated Statements of Income

Years ended December 31 (In thousands of Canadian dollars, except per share amounts)	2016 $	2015 $

Gross revenue	4,300,130	2,877,245
Less subconsultant/subcontractor and other direct expenses	1,201,771	503,562

Net revenue	3,098,359	2,373,683
Direct payroll costs	1,422,058	1,081,088

Gross margin	1,676,301	1,292,595
Administrative and marketing expenses	1,335,098	988,571
Depreciation of property and equipment	51,172	45,880
Amortization of intangible assets	75,660	37,853
Net interest expense	28,648	10,929
Other net finance expense	6,356	3,308
Share of income from joint ventures and associates	(2,406)	(2,048)
Foreign exchange loss (gain)	685	(273)
Other expense (income)	272	(3,232)

Income before income taxes	180,816	211,607

Income taxes
Current	37,705	61,527
Deferred	12,562	(6,298)

Total income taxes	50,267	55,229

Net income for the year	130,549	156,378

Earnings per share
Basic	1.22	1.66

Diluted	1.22	1.65